EXHIBIT 12.1

DENTSPLY INTERNATIONAL INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Six months ended		Year ended December 31,
	June 30, 2011		2010		2009		2008		2007		2006

Pre-tax income	$186,429		$357,656		$363,356		$354,873		$358,192		$314,975

Fixed charges	18,714		37,171		33,210		43,409		33,195		43,288
Amortization of capitalized interest	27		38		45		43		—		—
Total Earnings Available for Fixed Charges	$205,170		$394,865		$396,611		$398,325		$391,387		$358,263

Fixed charges:
Interest expensed and capitalized	$11,927		$25,111		$22,033		$33,212		$23,783		$34,897
Amortization of debt issue costs	623		428		443		364		279		590
Portion of rents representative of interest	6,165		11,633		10,733		9,833		9,133		7,800
Total Fixed Charges	$18,715		$37,172		$33,209		$43,409		$33,195		$43,287

Ratio of Earnings to Fixed Charges	10.96	x	10.62	x	11.94	x	9.18	x	11.79	x	8.28	x